The Dreyfus Socially Responsible Growth Fund, Inc.
Statement of Investments
March 31, 2005 (Unaudited)

Common Stocks--99.1%	Shares	Value ($)
Computer Software--5.4%		
Cognos	43,500 a	1,824,390
Microsoft	615,500	14,876,635
VeriSign	271,000 a	7,777,700
		24,478,725
Consumer Discretionary--15.7%		
Coach	130,500 a	7,390,215
Dollar General	417,500	9,147,425
eBay	77,000 a	2,869,020
Home Depot	231,500	8,852,560
Marriott International, Cl. A	163,500	10,931,610
News, Cl. B	307,000	5,406,270
Staples	257,500	8,093,225
Target	204,500	10,229,090
Walt Disney	302,000	8,676,460
		71,595,875
Consumer Staples--8.1%		
Estee Lauder Cos., Cl. A	151,000	6,791,980
PepsiCo	199,500	10,579,485
Procter & Gamble	194,000	10,282,000
Walgreen	215,000	9,550,300
		37,203,765
Energy--2.5%		
Anadarko Petroleum	74,000	5,631,400
BP, ADR	89,500	5,584,800
		11,216,200
Financials--8.0%		
American Express	161,300	8,285,981
Chubb	87,000	6,896,490
Citigroup	149,000	6,696,060
Goldman Sachs Group	66,500	7,314,335
Radian Group	158,500	7,566,790
		36,759,656

Health Care--18.6%

Alcon	122,500	10,938,025
Fisher Scientific International	163,500 a	9,306,420
Genzyme	207,000 a	11,848,680
Gilead Sciences	271,500 a	9,719,700
Kinetic Concepts	116,000 a	6,919,400
Medtronic	97,000	4,942,150
Stryker	143,500	6,401,535
Waters	215,500 a	7,712,745
WellPoint	90,500 a	11,344,175
Zimmer Holdings	71,500 a	5,563,415
		84,696,245

Industrials--9.0%

Danaher	235,500	12,578,055
Rockwell Automation	117,500	6,655,200
3M	57,000	4,884,330
Tyco International	366,000	12,370,800
United Parcel Service, Cl. B	63,000	4,582,620
		41,071,005

Information Technology--20.7%

Accenture, Cl. A	82,000 a	1,980,300
Alliance Data Systems	183,000 a	7,393,200
Altera	377,500 a	7,466,950
Cisco Systems	478,500 a	8,560,365
Cognizant Technology Solutions, Cl. A	107,500 a	4,966,500
Dell	212,500 a	8,164,250
EMC	928,500 a	11,439,120
Intel	541,000	12,567,430
International Business Machines	169,000	15,443,220
Motorola	572,000	8,562,840
Texas Instruments	310,000	7,901,900
		94,446,075

Major Pharmaceuticals--9.9%

Eli Lilly & Co.	134,500	7,007,450
Johnson & Johnson	378,500	25,420,060
Novartis, ADR	271,500	12,700,770
		45,128,280

Materials--1.2%

Air Products & Chemicals	89,500	**5,664,455**

Total Common Stocks
  (cost $404,408,586)   **452,260,281**

Short-Term Investments--.7%	Principal Amount ($)	Value ($)
Certificates of Deposit--.0%		
Self Help Credit Union,		
2.95%, 6/14/2005	100,000	**100,000**
U.S. Treasury Bills--.7%		
2.56%, 4/7/2005	563,000	562,764
2.60%, 4/14/2005	59,000	58,945
2.62%, 4/21/2005	2,292,000	2,288,699
		2,910,408
Total Short-Term Investments		
(cost $3,010,374)		**3,010,408**
Total Investments (cost $407,418,960)	**99.8%**	**455,270,689**
Cash and Receivables (Net)	**0.2%**	**1,067,598**
Net Assets	**100.0%**	**456,338,287**

ADR- American Depository Receipts.

a Non-income producing.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

See notes to financial statements.